SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of March, 2017
Commission File Number 001-14491

TIM PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

TIM PARTICIPAÇÕES S.A.
(Translation of Registrant's name into English)

Avenida João Cabral de Melo Neto, nº 850, Torre Norte, 12º andar – Sala 1212,
Barra da Tijuca - Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

TIM PARTICIPAÇÕES S.A.

Publicly-Held Company
CNPJ/MF 02.558.115/0001-21
NIRE 33.300.276.963

CALL NOTICE – ANNUAL AND EXTRAORDINARY SHAREHOLDERS’ MEETINGS

The Shareholders of TIM Participações S.A. (“Company”) are called upon, as set forth in the Section 124 of the Brazilian Law Nr. 6,404/1976, to attend the Company’s Annual and Extraordinary Shareholders’ Meetings to be held on April 19th, 2017, at 11am, at Avenida João Cabral de Melo Neto, nº 850, South Tower, 13rd floor, Barra da Tijuca, in the City and State of Rio de Janeiro, in order to resolve on the following Agenda:

On Annual Shareholders’ Meeting:
(1) To resolve on the management’s report and the financial statements of the Company, dated as of December 31st, 2016; (2) To resolve on the management’s proposal for the allocation of the results related to the fiscal year of 2016, and on the dividend distribution by the Company;  (3) To resolve on the composition of the Company’s Board of Directors and to elect its regular members; (4) To resolve on the composition of the Fiscal Council of the Company and to elect its regular and alternate members; and (5) To resolve on the Compensation Proposal for the Company’s Administrators, the members of the Committees and the members of the Fiscal Council , for the fiscal year of 2017.

On Extraordinary Shareholders’ Meeting:
(1) To resolve on the proposal for the extension of the Cooperation and Support Agreement, through the execution of the 10th amendment to this agreement, to be entered into between Telecom Italia S.p.A., on the one hand, and TIM Celular S.A. ("TCEL ") and Intelig Telecomunicações Ltda. ("Intelig"), on the other hand, with the Company's intervention.

General Instructions:

1. All the documents and information regarding the subjects to be analyzed and resolved on at the Shareholders’ Meetings are at the shareholders’ disposal at the Company’s head offices, as well as in the websites www.tim.com.br/ri, www.cvm.gov.br and www.bmfbovespa.com.br.

2. The Shareholders’ may participate either in person or represented by a duly constituted proxy, as provided by Article 126 of Law Nr. 6,404/1976 and by the sole paragraph of Article 12 of the Company's Bylaws, as well as via remote voting form, following the detailed guidelines bellow:

a. In person: A Shareholder who chooses to participate in person must send a copy of the identity document and of the respective shareholding statement, issued at least five (5) business days prior to the Shareholders' Meetings, within two (2) business days prior to the Shareholders' Meetings;

b. By proxy: The Shareholder to be represented at the Shareholders' Meetings must send to the Company's Head Offices the respective supporting documentation of its representation, including the power of attorney and/or the articles of incorporation related to the appointment, as the case may be, and the identification documents of the representative, within two (2) business days prior to the Shareholders' Meetings;

c. Via Remote Voting Form: The Shareholder that, pursuant to CVM’s Instruction Nr. 481/09, opts to participate via remote voting form, must send the instructions for filing the form to its respective custodian agents or the depositary institution of the Company’s shares, or must send the form directly to the Company, in any case, up to 07 (seven) days prior to the Shareholders’ Meetings, as informed in the Management’s Proposal.

3. The documents mentioned herein shall be forwarded to the following address: TIM Participações S.A., Investor Relations Officer, Mr. Rogério Tostes Lima, Avenida João Cabral de Melo Neto, nº 850, North Tower, 12nd floor, Barra da Tijuca, in the City and State of Rio de Janeiro.

Rio de Janeiro (RJ), March 17th, 2017.

Franco Bertone
Chairman of the Board of Directors

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TIM PARTICIPAÇÕES S.A.

Date:March 17, 2017	By:	/s/ Rogério Tostes

Name: Rogério Tostes
Title: IRO

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.